Exhibit 1.2

[RefcoFund Holdings, LLC Letterhead]

Dated as of July 1, 2005

[NAME and ADDRESS of AGENT]

Re:                             Amendment No. 1 to the Additional Selling Agent Agreement

Dear [               ]:

Reference is hereby made to that certain Additional Selling Agreement (the “ Additional Selling Agent Agreement”), dated as of [                              ] [         ], 20[    ], among S&P Managed Futures Index, LP, a Delaware limited partnership (the “Partnership”), RefcoFund Holdings, LLC, the general partner of the Partnership (the “General Partner”), and you (the “Additional Selling Agent”).  We propose that the Additional Selling Agent Agreement be amended as of July 1, 2005, as follows:

1.                                       The fifth paragraph of Section 2(a) of the Additional Selling Agent Agreement is hereby deleted and the following placed in its stead:

The General Partner agrees to pay to the Additional Selling Agent an initial service fee equal to 2% of the subscription amount of each subscription of Class 1 Units sold by the Additional Selling Agent, at the time the Class 1 Units are sold by the Additional Selling Agent.  The General Partner will be reimbursed by the Partnership monthly over the following 12-month period.  In the event that a Limited Partner redeems Class 1 Units within the 12-month period following the date of purchase, the Partnership’s obligation to reimburse the General Partner will immediately terminate and no further payments shall be made.

2.                                       All references to Mayer Brown Rowe & Maw LLP contained in the Additional Selling Agent Agreement are hereby deleted and replaced with Alston & Bird LLP.

3.                                       Section 13 of the Additional Selling Agent Agreement is hereby deleted and the following placed in its stead:

All communications hereunder shall be in writing and, if sent to the General Partner or the Partnership, shall be mailed, delivered or faxed and confirmed to the General Partner at: RefcoFund Holdings, LLC, One World Financial Center, 200 Liberty Street, New York, New York 10281, Facsimile No. (212) 693-3941, Attention:  Richard C. Butt; with copies to Alston & Bird LLP, 90 Park Avenue, New York, New York, Facsimile (212) 210-9444,

Attention: Timothy P. Selby, Esq.  If sent to the Additional Selling Agent, shall be mailed, delivered or faxed and confirmed to [                                      ; Attention:                                    .]

All other provisions contained in the Additional Selling Agent Agreement will remain in full force and effect and are modified only to the extent necessary to provide for the amendments set forth in this letter agreement.  All capitalized terms not defined in this letter agreement will have the meaning ascribed to such term in the Additional Selling Agent Agreement.

If the foregoing amendments meet with your approval please indicate your consent by signing in the space provided below.

Very truly yours,

S&P MANAGED FUTURES INDEX FUND, LP

By: RefcoFund Holdings, LLC, general partner

By:

Confirmed and accepted as of the date first above written:

[ADDITIONAL SELLING AGENT]